3: INFORMATION STATEMENT PURSUANT TO SECTION 14(f)

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)

OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

REPORT OF CHANGE IN MAJORITY OF DIRECTORS

February 21, 2003

Delta Mutual, Inc. (the "Company") is sending this Information Statement to you and each of the Company's other stockholders with respect to the pending appointment of its new Board of Directors. The appointment of a new board of directors is occurring pursuant to the Stock Purchase Agreement (the "Agreement") dated November 8, 2002, between Kelcon, Inc.,a Delaware corporation and Gary T. Robinson ("Robinson")

Under the Agreement, Robinson acquired 450,000 shares of the Company's common stock which represented at that time 81% of the outstanding ownership interests of Delta Mutual, Inc., for $275,000 (the "Acquisition"). In addition to the shares obtained in the Acquisition, Robinson acquired additional shares in the public market, 27,000 shares on November 25, 2002 for the approximate price of $4.88 per share, and 10,000 shares on November 26, 2002 for the approximate price of $1.91 per share, giving him an approximate 87% ownership interest. As of February 21, 2003, Robinson's ownership position was decreased to approximately 41% due to several issuances of common shares by the Company. On February 20, 2003, the Board of Directors effectuated a 5 for 1 forward stock split for all of the issued and outstanding Company common shares. As a result of this forward stock split, Robinson's current ownership position is 2,435,000 common shares and his percentage ownership position remained at approximately 41%. The Agreement provides that upon consummation of the Acquisition, Kenneth A. Martin, the sole member of the Board of Directors will resign and two (2) persons designated by Robinson will become directors of the Company.

This information is provided for information purposes only. We are not soliciting proxies in connection with the items described herein. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

The information contained in this Information Statement concerning Robinson and the designees for the Company's Board of Directors has been furnished to the Company by Robinson and the designees, and the Company assumes no responsibility for the accuracy, completeness or fairness of any of that information.

At the close of business on February 21, 2003, there were 5,885,000 shares of the Company's Common Stock issued and outstanding. The Company's Common Stock is the only class of its securities outstanding having the right to vote for the election of directors of the Company. Each share of Common Stock entitles its record holder to one vote.

This Information Statement is being sent on or about February 21, 2003.

BOARD DESIGNEES

The two persons listed below in this Information Statement (the "Board Designees") are to be elected to the Board of Directors upon the closing of the Acquisition:

NAME AND ADDRESS OF DESIGNEE AGE OCCUPATION

Peter F. Russo 60 President and Director

73 Watercrest Drive

Doylestown, Pennsylvania 18901

Gary T. Robinson 47 Director, Chairman of the Board

162 W. 54th Street

Apt. 12E

New York, New York 10019

PETER F. RUSSO

Peter F. Russo has been an independent Consultant to several businesses during the past five years. In that capacity, Mr. Russo has developed business and operating strategies and plans for a start-up, new concept modular housing company where he focused on the affordable housing market. In this assignment, he developed format and structure for low-income housing projects under the federal section 42 tax credit program in the cities of Philadelphia, Baltimore and Washington D.C. In another assignment, Mr. Russo was instrumental in structuring entity formations for a new U. S. holding company having affiliated real estate services entities operating in Europe. During this period, Mr. Russo served as President and Chief Operating Officer for Bartram Healthcare Financial Services, Inc., a start-up healthcare financial and administrative company providing internet deliverable financial systems and services. Mr. Russo's consulting projects also included the development of international business structures for new market penetration in the various regions of former Yugoslavia, which included the preparation and securing of a United States export related grant and providing environmental technologies to Eastern European power generating stations.

GARY T. ROBINSON

Mr. Robinson has served as a financial consultant to both private and public companies during the past five years. In that capacity, Mr. Robinson's assignments have included the facilitation of private placements, acting as liaison to the investment banking community, shareholder relations and communications as well as performing advisory services to institutional clients.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information, as of February 21, 2003, with respect to the beneficial ownership of the Company's Common Stock by each person known by the Company to be the beneficial owner of more than five percent (5%) of the outstanding Common Stock and by directors and officers of the Company, both individually and as a group:

SHARES OWNED BENEFICIAL

BENEFICIAL OWNERS AND OF RECORD PERCENT OF CLASS (1)

Kenneth A. Martin

(Current Officer and Director) 150,000 .025%

Officers and directors as a group 150,000 .025%

(1 person)

Gary T. Robinson 2,435,000 41.37%

(Designated Director)

Peter F. Russo 200,000 3.40%

(Designated Officer and Director)

Cyberlinx Corporation 1,500,000 25.49%

Jerry Kindrachuk 1,000,000 16.99%

Dapray Muir 250,000 4.25%

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(1) Based on 5,885,000 shares outstanding on February 21, 2003.

LEGAL PROCEEDINGS

As of the date of this statement, there is no material proceeding to which any director, officer, affiliate, or shareholder of the Company is a party adverse to the Company.

DIRECTORS AND EXECUTIVE OFFICERS

EXISTING DIRECTORS AND OFFICERS.

The directors and officers of the Company are as follows:

NAME AGE POSITION

Kenneth A. Martin 46 Sole Officer and Director

KENNETH A. MARTIN has been a Director and President since acquiring a controlling interest in the Company in April 2001. Since January 1997,Mr. Martin has been a principal in the law firm of Martin & Associates, LLC, in Washington, D.C. From 1990 to 1997, he was a partner in the firm of Riley & Artabane, in Washington, D.C. Mr. Martin's practice focuses on corporate law, public contract law, federal regulatory compliance, intellectual property, and commercial and criminal litigation. From 1980 to 1987, he served as a contracting officer in the U.S. Air Force, attaining the rank of Captain.

The Company's officers and directors serve until the next annual meeting of the shareholders or until their death, resignation, retirement, removal, or disqualification, or until their successors have been duly elected and qualified. Vacancies in the existing Board of Directors are filled by majority vote of the remaining Directors. Officers of the Company serve at the will of the Board of Directors. The Company's Board of Directors does not have any standing audit, nominating, or compensation committees.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

The Company knows of no person, who at any time during the period from on or about April 1, 2001 to the present who was a director, officer, beneficial owner of more than ten percent of any class of equity securities of the Company (a "Reporting Person"), that failed to file on a timely basis any reports required to be furnished pursuant to Section 16(a) except as disclosed below. Based upon a review of Forms 3 and 4 furnished to the Company under Rule 16(a)-3(d), other than disclosed below, the Company knows of no Reporting Person that failed to file the required reports during the most recent fiscal year or prior years.

Kenneth A. Martin was required to file a Form 4, Statement of Changes in Beneficial Ownership of Securities, when he sold his control position in the Company to Gary Robinson on or about November 8, 2002. Mr. Martin has filed this form on a delinquent basis. Based solely on the absence of copies in our records, we do not believe Kelcon, Inc., Kenneth A. Martin, Phillip A. Chung, or Sailor Mohler timely filed the annual reports on Form 5 which were due February 14, 2002.

EXECUTIVE COMPENSATION

None of the officers and/or directors have received any compensation for their respective services rendered to the Company except that the Company issued 30,000 shares (now, 150,000 common shares as a result of the 5 for 1 forward stock split) of its common stock to Kenneth A. Martin for past services rendered to the Company. In addition, the Company shall negotiate an employment agreement with Mr. Peter Russo before he is elected to the Board and assumes his office as President of the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

To the best of the Company's knowledge, there have been no material transactions during the two prior fiscal years between the Company or any executive officer, nominee for election as a director, any security holder owning more than five percent of the Company's outstanding shares, or any immediate family member of any of the foregoing.

DELTA MUTUAL - Form 14f - Info Statement 02-21-03